

Mail Stop 3233

January 18, 2017

Via E-mail
Mark A. Solls
Executive Vice President and Chief Legal Officer
Invitation Homes Inc.
1717 Main Street, Suite 2000
Dallas, TX 75201

> **Re:** **Invitation Homes Inc.**
> **Registration Statement on Form S-11**
> **Filed January 6, 2017**
> **Supplemental Information submitted January 17, 2017**
> **File No. 333-215452**

Dear Mr. Solls:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-11

General

1. We note your response to comment 1 of our letter dated December 12, 2016 that several peer companies exclude from their same store pool the results of properties that had completed an upfront renovation but had not yet been leased or occupied for a certain period of time. However, your definition of your same store portfolio appears to exclude all properties that have been renovated but have not yet entered into a lease, regardless of how much time has passed since renovation. Please clarify how you determined it was appropriate to exclude all of these properties. We note your disclosure on page 111 that for leases starting in the nine months ended September 30, 2016, the average time between renovation completion and initial lease start was 38 days.

Invitation Homes Notes to Unaudited Condensed Combined and Consolidated Financial
Statements

Note 9. Incentive Compensation Units, page F-55

2. Please provide us with an expanded discussion of the attributes of these units by
addressing the following:

- Please describe the circumstances under which the units become exercisable,
including a description of the referenced thresholds and liquidity events.

- Please explain the difference in the weighted average fair values used to value the
units issued to employees and to non-employees.

- Please explain the circumstances under which these units were issued for nominal
consideration.

Supplemental Information Filed as Correspondence on January 17, 2017

Unaudited Pro Forma Financial Information

3. Please revise the introduction to these financial statements to disclose the accounting
basis you will use to record the pre IPO transactions.

4. Please revise to clarify how you determined that the expectation of entering into a new
credit facility is factually supportable such that giving it pro forma effect is appropriate.
Compare that determination with your assertion that the binding commitment to enter
into a securitization transaction is not factually supportable.

5. Please revise the footnotes to these financial statements to provide a reconciliation of the
components of each adjustment to the amount of the adjustment reflected in the pro
forma financial statements. Your revisions should allow a reader to easily trace the
amounts of the adjustments reflected in the footnotes to the pro forma financial
statements and to easily see how the adjustment was calculated. Refer, for instance, to
adjustment A to the pro forma balance sheet. It does not appear that the components
identified and quantified in the footnote can be easily traced into the amount of the
related adjustments reflected in the pro forma balance sheet nor can those adjustments be
easily calculated.

6. Please refer to adjustments D, E and F to pro forma balance sheet and the related
adjustments to the pro forma income statement and revise to clarify how the swap
agreements and the related adjustments are directly attributable to the offering and the
related transactions. Absent such attribution, please limit your discussion and disclosure
of them to the footnotes, without adjustment to the financial statements.

7. Please refer to adjustment H to the pro forma balance sheet and revise to quantify the referenced loans, how they were reflected in your historical financial statements and how they were settled.

8. Please refer to adjustment I to the pro forma balance sheet. When reconciling the components in the footnote to the adjustments reflected in the pro forma balance sheet, please ensure you include a reconciliation of the IPO share price to the gross proceeds.

9. Please refer to adjustment J to the pro forma balance sheet and, in connection with providing a reconciliation of the amounts of the related adjustments and how those amounts were calculated, ensure you provide transparent information as to how you calculated the amounts at which the units will convert into shares of Invitation Homes Inc. We may have further comment once we have reviewed your revised disclosure.

10. Please refer to adjustment J to the pro forma balance sheet and revise to quantify the incentive units and bonus awards granted in January, 2017 and to disclose the amounts at which they were issued. See the comment immediately preceding this one and ensure your revisions include how you determined the amount of the incremental compensation expense.

11. We note your disclosure that you did not give pro forma effect to your financial statements for any incremental cost related to the modification of the existing awards or establishment of new awards because they are not reflective of your expectations regarding future incentive compensation expense. Please clarify for us whether the transactions discussed in this footnote are expected to have a continuing impact on your operations and explain to us the basis for your conclusions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or the undersigned, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or Kim McManus, Senior Attorney, at (202) 551-3215 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities

cc: Joshua Ford Bonnie, Esq.